

05038184

SEC··········SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR – 1 2005

SEC FILE NUMBER
8- 51848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING___December 31, 2004___

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AJ SLOANE & COMPANY, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue - 18th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York   New York   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Sloane   212-546-6291

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER RUBINROIT, LLC

(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd - Suite 516, Garden City, New York 11530

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Alexander J. Sloane_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _A. J. Sloane & Company LLC_ , as of _December 31_ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

JAMES M. O'LEARY
Notary Public, State of New York
No. 52-4600543
Qualified in Suffolk County
Cerificate Filed in New York County
Commission Expires Nov. 30, 20__

Notary Public

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) _Independent Auditors Report on Internal Control_

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



AJ SLOANE & COMPANY, LLC

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2004

AJ SLOANE & COMPANY, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT dated February 11, 2005

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177



JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
  AJ Sloane & Company, LLC:

We have audited the accompanying statement of financial condition of AJ Sloane & Company, LLC as of December 31, 2004, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AJ Sloane & Company, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 11, 2005

JANOVER RUBINROIT, LLC ∘ A LIMITED LIABILITY COMPANY

AJ SLOANE & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	109,865
Accounts receivable		127,334
Property and equipment, net of accumulated depreciation of $5,713		1,462
Prepaid expenses and other current assets		4,788
	$	243,449

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	19,357
Income taxes payable		17,900
Deferred income taxes		4,540
		41,797
Commitments and contingencies		
Member's equity		201,652
	$	243,449

The accompanying notes are an integral part of the financial statements.

AJ SLOANE & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS ORGANIZATION:

AJ Sloane & Company, LLC (the "Company") is a New York Limited Liability Company. The Company's National Association of Securities Dealers application was granted on December 22, 2000. Effective January 11, 2001 the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company derives most of its income through fees for asset management and related services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Allowance for doubtful accounts

Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectibility.

Fixed assets

Fixed assets are stated at cost and are depreciated using an accelerated method over their estimated useful lives. These fixed assets and their useful lives are as follows:

	Amount	Useful Life
Computer equipment	$ 6,148	5 years
Furniture & equipment	1,027	7 years
	7,175	
Less accumulated depreciation	5,713	
	$ 1,462	

Revenue recognition

Fee income is recorded as earned when the Company reaches performance goals based on the underlying management agreements.

Income taxes

A provision has been made for unincorporated business taxes for applicable local taxes. The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and will pay all Federal and applicable state taxes associated with the operation of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2003, the Company had regulatory net capital of $68,068 which was $63,068 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.55:1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company shares office space with a related party, AJ Sloane Capital, LLC, a company whose sole member is the sole member of the Company. The Company has an informal lease agreement for office space with this related party.

NOTE 5 - CONCENTRATION OF RISK:

81% of the Company's fee income is secured through a fee-sharing arrangement with one independent asset management company.

NOTE 6 - INCOME TAXES:

A reconciliation of income taxes provided at the statutory rate to the Company's effective rate is as follows:

Tax at statutory rate	$10,873
Permanent differences	649
Other	10,918
	$22,440

The following temporary difference gives rise to the deferred tax liability as of December 31, 2004:

Conversion from accrual to cash basis	$113,411

The deferred tax liability comprises the following as of December 31, 2004:

Conversion from accrual to cash basis	$4,540

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.